Exhibit 1

HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At March 31, 2004
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$ 384,526,024
Accumulated D, D & A	(165,743,709)

Net Property, Plant & Equipment	218,782,315

Current Assets:
Cash and Temporary Cash Investments	40,241,368
Notes Receivable-Intercompany	500,000
Receivables - Net	7,819,376
Accounts Receivable-Intercompany	46,888
Unbilled Utility Revenue	3,889,535
Materials/Supplies - Average Cost	3,146,837
Prepayments	257,629

Current Assets	55,901,633

Other Assets	307,343

Total Assets	$ 274,991,291

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$ 4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	(8,616,822)
Accumulated Other Comprehensive Income	26,292,765

Total Common Stock Equity	55,926,284
Long-Term Debt Net of Current Portion	7,030,635
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	152,726,919

Minority Interest in Foreign Subsidiaries	36,933,263

Liabilities:
Notes Payable - Intercompany	33,300,000
Long Term Debt Due Current	4,687,090
Accounts Payable - Other	13,996,765
Accounts Payable - Intercompany	3,194,763
Other Accruals & Current Liabilities	9,956,681

Total Current Liabilities	65,135,299

Deferred Credits:
Accumulated Deferred Income Tax	17,133,212
Other Deferred Credit	3,062,598

Total Deferred Credits	20,195,810

Total Capitalization & Liabilities	$ 274,991,291